3-22-04

04003672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8- 51907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vie Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 Avenue of the Americas, 22nd Floor
(No. and Street)

New York, NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Jennifer L. Andrews~~ ~~(215)789-3311~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer L. Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vie Securities LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

2/26/04

Notary Public

NOTARIAL SEAL
ZAKIYYAH K NEWMAN
Notary Public
CITY OF PHILADELPHIA
PHILADELPHIA COUNTY
My Commission Expires Feb 11, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIE SECURITIES, LLC
(a limited liability company)
(a wholly owned subsidiary of
Vie Financial Group, Inc.)

REPORT PURSUANT TO RULE 17a-5(d)
(with supplementary information)

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

VIE SECURITIES, LLC
(a limited liability company)
(a wholly owned subsidiary of Vie Financial Group, Inc.)

CONTENTS
December 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member of
Vie Securities, LLC

We have audited the accompanying statement of financial condition of Vie Securities, LLC (a wholly owned subsidiary of Vie Financial Group, Inc.) as of December 31, 2003, and the related statements of operations, changes in subordinated liabilities, changes in member's (deficiency) equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vie Securities, LLC (a wholly owned subsidiary of Vie Financial Group, Inc.) as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring operating losses that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GOLDSTEIN GOLUB KESSLER LLP

February 25, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

VIE SECURITIES, LLC
(a limited liability company)
(a wholly owned subsidiary of Vie Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Cash	$ 2,276,625
Receivables from broker-dealers and clearing organizations	1,342,916
Receivables from customers	288,738
Prepaid expenses	4,668
Investments in exchange, at fair value	12,000
Property and equipment, at cost, less accumulated depreciation of $12,408	12,642
Due from affiliate	236,078
Total Assets	$ 4,173,667
LIABILITIES AND MEMBER'S EQUITY	
Commitments and contingencies	
Accounts payable and accrued expenses	$ 531,110
Accrued severance	151,791
Subordinated liabilities	2,989,269
Member's equity	501,497
Total Liabilities and Member's Equity	$ 4,173,667

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements

VIE SECURITIES, LLC
(a limited liability company)
(a wholly owned subsidiary of Vie Financial Group, Inc.)

STATEMENT OF OPERATIONS

Year ended December 31, 2003	
Revenue:	
Commission income	$ 7,141,364
Losses on principal transactions	(2,838,419)
Interest income	4,026
Income	$ 4,306,971
Expenses:	
Employee compensation and benefits	1,904,152
Brokerage, clearing and exchange fees	2,950,562
Professional fees	379,214
Depreciation	5,098
General and administrative	1,100,509
Impairment of assets	78,000
Interest	216,000
Total expenses	6,633,535
Net loss	$ (2,326,564)

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements

VIE SECURITIES, LLC
(a limited liability company)
(a wholly owned subsidiary of Vie Financial Group, Inc.)

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

Year ended December 31, 2003

Subordinated liabilities at January 1, 2003	$2,773,269
Accrued interest on subordinated liabilities	216,000
Subordinated liabilities at December 31, 2003	$2,989,269

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements

VIE SECURITIES, LLC
(a limited liability company)
(a wholly owned subsidiary of Vie Financial Group, Inc.)

STATEMENT OF CHANGES IN MEMBER'S (DEFICIENCY) EQUITY

Year ended December 31, 2003	
Member's deficiency at January 1, 2003	$(1,671,939)
Net loss	(2,326,564)
Capital contributions from Parent	4,500,000
Member's equity at December 31, 2003	$ 501,497

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements

VIE SECURITIES, LLC
(a limited liability company)
(a wholly owned subsidiary of Vie Financial Group, Inc.)

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (2,326,564)
Adjustments to reconcile net loss to net cash used in operating activities:	
Accrued interest on subordinated liabilities	216,000
Depreciation	5,098
Impairment of assets	78,000
Changes in operating assets and liabilities:	
Receivable from broker-dealers and clearing organizations	(652,338)
Receivables from customers	(288,738)
Prepaid expenses	(1,508)
Due from affiliates	(331,221)
Accounts payable and accrued expenses	515,700
Accrued severance	151,791
Net cash used in operating activities	(2,633,780)
Cash flows used in investing activity - purchase of property and equipment	(10,000)
Cash flows from financing activity - capital contribution from Parent	4,500,000
Net increase in cash	1,856,220
Cash at beginning of year	420,405
Cash at end of year	$ 2,276,625

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Vie Securities, LLC (the "Company"), a Delaware limited liability company organized in 2000 and a wholly owned subsidiary of Vie Financial Group, Inc. (the "Parent"), is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and was a member of the Philadelphia Stock Exchange ("PHLX") until February 24, 2004.

The Company is engaged in buying and selling securities. The Company introduces these transactions for clearance and execution services to the Broadcort Correspondent Clearing Division of Merrill, Lynch, Pierce, Fenner and Smith, Inc. on a fully disclosed basis, and is exempt from provisions of rule 15c3-3 as all customers' accounts, as defined, are carried by the clearing broker.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company incurred a net loss of $2,326,564 in 2003. In addition, the Company has member's equity of 501,497 at December 31, 2003 after receiving $4,500,000 in capital contributions from its Parent during 2003. These factors could indicate that there is substantial doubt about the Company's ability to continue as a going concern.

The Company has elected to be treated as a limited liability company under federal and state income tax laws. Accordingly, no federal and state income taxes are payable by the Company as earnings and losses will flow directly through to the member.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management. Actual results could differ from those estimates.

The Company records income from security transactions including commissions and related expenses on a trade-date basis.

Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets.

2. RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS:

Pursuant to a clearance agreement, one broker provides the clearing and depository operations for the Company's security transactions. At December 31, 2003, the receivable from broker-dealers and clearing organizations includes a cash balance of $1,036,598 maintained at the clearing broker and a $306,318 receivable related to unsettled trades.

3. INVESTMENTS IN EXCHANGE

The Company recorded an impairment loss on its PHLX membership seat of $78,000 during the year ended December 31, 2003, as a result of the decline in membership values in anticipation of the demutualization of the PHLX.

The Company owned a seat on the PHLX until the demutualization of the PHLX, or the conversion from a member-owned, seat based institution to a shareholder-owned corporation, became effective on January 21, 2004. Although the Company maintains its investment in the PHLX, it terminated its broker-dealer membership with the PHLX effective February 24, 2004.

4. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of the following:

December 31, 2003		Estimated Useful Life
Furniture and fixtures	$ 868	5 years
Computer equipment	19,884	3 years
Office equipment	3,138	5 years
Leasehold improvements	1,160	7 years
	25,050	
Less accumulated depreciation	12,408	
	$12,642	

5. SUBORDINATED LIABILITIES:

Liabilities subordinated to claims of general creditors consists of subordinated loan arrangements with the Company's Parent. This loan has been approved by the NASD for inclusion in computing the Company's net capital pursuant to the SEC's Uniform Net Capital Rule.

Subordinated debt is withdrawable by the lender at stated maturity dates. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $3,159,961, which was $3,059,961 in excess of its required net capital of $100,000.

7. RELATED PARTY TRANSACTIONS:

Commission fees for the year ended December 31, 2003 included $2,430,928 from a company affiliated by common ownership. Effective September 16, 2003, the affiliated company ceased operating and all of its active customers established new accounts directly with the Company.

The Company entered into a services agreement with the parent dated July 2, 2002, and amended October 1, 2003, which governs the provision of certain administrative services by the Parent to the Company. Under the agreement, the Parent provides personnel and other shared third party services to the Company, and charges the Company a portion of its actual cost for such services. The Parent agreed to provide such services at no cost to the Company during the period from October 1, 2002 through March 31, 2003, and began to seek reimbursement for costs incurred after April 1, 2003. Had the agreement required reimbursement during the period from January 1, 2003 through March 31, 2003, the Company would have recorded additional expenses of $835,713. The Company recorded expenses of $3,090,433 to the Parent during the year ended December 31, 2003 under the agreement.

VIE SECURITIES, LLC
(a limited liability company)
(a wholly owned subsidiary of Vie Financial Group, Inc.)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2003

Net capital:	
Member's equity	$ 501,497
Subordinated liabilities	2,989,269
Total member's equity and allowable subordinated liabilities	3,490,766
Deductions and/or charges:	
Nonallowable assets:	
Receivables from customers	65,417
Membership in exchange	12,000
Property and equipment	12,642
Prepaid expenses	4,668
Due from affiliate	236,078
	330,805
Net capital	3,159,961
Minimum net capital required	100,000
Excess net capital	$ 3,059,961

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part 11A filing.

VIE SECURITIES, LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member of
Vie Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Vie Securities, LLC (a wholly owned subsidiary of the Vie Financial Group, Inc.) (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Vie Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GOLDSTEIN GOLUB KESSLER LLP

February 25, 2004